UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
OddFellows Holding Company LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      New York

      Date of organization
      June 25, 2015

Physical address of issuer
154 Attorney Street #303, New York, NY 10002

Website of issuer
https://www.oddfellowsnyc.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Class A Membership Units

Target number of Securities to be offered
9,246

Price (or method for determining price)
$2.704

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 5, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
32

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,192,883	$403,921
Cash & Cash Equivalents	$675,762	$111,190
Accounts Receivable	$0	$0
Short-term Debt	$42,588	$36,729
Long-term Debt	$0	$0
Revenues/Sales	$1,262,429	$1,196,752
Cost of Goods Sold	$287,532	$275,298
Taxes Paid	$0	$0
Net Income	-$123,897	-$26,029

The above reflects the consolidated financials of OddFellows Holding Company LLC and its subsidiaries: OddFellows Williamsburg LLC; OddFellows East Village LLC; OddFellows Soho LLC; OddFellows Dumbo LLC; OddFellows Bushwick LLC; OddFellows Soda Fountain LLC.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 8, 2019

OddFellows Holding Company LLC



Up to $1,070,000 of Class A Membership Units

OddFellows Holding Company LLC ("OddFellows", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Class A Membership Units of the Company (the "Securities" or "Class A Units"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 5, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by April 5, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 29, 2019 will be permitted to increase their subscription amount at any time on or before April 5, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after March 29, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 29, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.oddfellowsnyc.com/investor

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/oddfellows

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

OddFellows Holding Company LLC is a New York limited liability company, formed on June 25, 2015.

The Company is located at 154 Attorney Street #303, New York, NY 10002

The Company's website is https://www.oddfellowsnyc.com/

The business of the Company and its subsidiaries was initially operated through Union Ave Ice Cream Corp., a New York corporation formed on January 5, 2012 and, subsequently, Oddfellows East Village LLC, a New York limited liability company formed on March 5, 2014. Pursuant to a series of transactions, following its formation, the Company acquired substantially all of the assets of such corporation and all of the equity of such LLC.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/oddfellows and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Class A Units being offered	$25,000
Maximum amount of Class A Units	$1,070,000
Purchase price per Security	$2.704
Minimum investment amount per investor	$1,000
Offering deadline	April 5, 2019
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 13, 15, 17, and 19-22.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company and/or its affiliates hold one or more liquor licenses from the New York State Liquor Authority (the "NYSLA"). In order to comply with NYSLA liquor licensing rules, you must warrant and represent to the Company that the following representations are true: (i) you are at least twenty-one (21) years of age; (ii) you are not an active duty police officer; (iii) you are not a person whose license to sell alcoholic beverages has been, has been threatened to be, or is in the process of being, revoked by any governmental authority; (iv) you are not a convicted felon in any jurisdiction; (v) you are either a citizen of the United States of America, a permanent resident alien, or a citizen of a country with a treaty allowing persons to obtain a visa to enter the United States of America to engage in trade; and (vi) you do not have any interest, whether as a proprietor, partner, executive, stockholder, principal, agent, consultant, director, officer, or in any other capacity or manner whatsoever, in any of the following: a wholesale alcoholic beverage company, or an alcohol distributor, producer, importer, or manufacturer. As an investor in the Company, your name may appear on the NYSLA public database as a co-licensee in connection with the Company's license(s), and you may be asked to provide or perform the following to or before the Company and/or the NYSLA in connection with the Company's license(s): (i) a completed personal questionnaire; (ii) certain financial documentation including without limitation bank statements; (iii) a two (2) inch by two (2) inch color passport photo of yourself; (iv) a copy of your passport, visa, and/or other proof of citizenship; and (v) a fingerprinting and/or background check. In the event that the NYSLA shall fail to approve the issuance, renewal, or transfer of the license(s) to the Company or its affiliates by reason of your participation as a member in the Company, after the Company has exhausted all reasonable appeals and re-hearing procedures and remedies available to the Company, or the Company in good faith elects in its discretion to abandon its pursuit of the license for the same reason, then you may be automatically removed from the Company without your consent.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception and has not yet started full operations, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company forecasts project aggressive growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward- looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has engaged in Related Party Transactions in addition to a transaction that may raise a conflict of interest. See "THE OFFERING AND THE SECURITIES; Related Person Transactions & Conflicts of Interests."

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as it seeks to execute its current business model. Although the Company estimates that it has enough runway until end of year, the Company will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

In addition, growth, if any, in our operations will place significant demands on our management, operational and financial infrastructure. If we do not effectively manage their growth, we may fail to timely deliver products to our customers in sufficient volume, and the quality of our products could suffer, which could negatively affect our operating results. To effectively manage this growth, we will need to hire additional persons, and may need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These additional employees, systems enhancements and improvements may require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage our growth and our financial position.

The Company's success depends on the experience and skill of its executive officers and the Manager's key employees. In particular, the Company is dependent on K. Mohan Kumar and Sam Mason. There can be no assurance that Messrs. Kumar and Mason will continue to be employed by the Manager (as defined below) for a particular period of time. The loss of the Manager's key employees or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

A shortage in the supply of key raw materials may increase our costs or adversely affect our sales and revenues. The Company obtains many of our raw materials from third-party suppliers with whom we may not have significant long-term supply contracts. If we experience shortages or delays in obtaining raw materials, these shortages and delays could result in materially higher raw material prices or adversely affect the Company's ability to manufacture our products. Price increases from a supplier would directly affect the Company's profitability if it were not able to pass price increases on to our customers. The Company's inability to obtain adequate supplies of raw materials in a timely manner, or a material increase in the price of raw materials, could have a material adverse effect on our business, financial condition and results of operations.

Our success, in part, will depend on our ability to protect proprietary information. Failure to obtain and protect trademarks, trade names, service marks or trade secrets could adversely affect business. Our business prospects depends in part on management's ability to develop favorable consumer recognition of the trade names utilized in connection with the sale of our products. Our trademarks and trade names could be imitated in ways that management cannot prevent. Our trademark application described below has been published for opposition but has not yet proceeded to registration, and there is no guarantee it will proceed to registration. In addition, the application with the United States Patent and Trademark Office is currently in the name of the Manager, although the Manager has assigned the application to the Company and both parties are in the process of filing the assignment.

In addition, reliance on trade secrets, proprietary know-how, concepts and recipes warrant methods of protecting this information which may not be adequate, enabling others to independently develop similar know-how or obtain access to our trade secrets, know-how, concepts and recipes. We do not currently have an employee handbook or confidentiality, non-disclosure or work for hire agreements with our employees, which may limit our ability to protect our proprietary information. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of their proprietary know-how, concepts, recipes or trade secrets. Defending these claims can be costly and, if unsuccessful, can prevent the Company from continuing to use our proprietary information in the future, and may result in a judgment or monetary damages against us. If competitors independently develop or otherwise obtain access to our know-how, concepts, recipes or trade secrets, our revenue could be reduced and business could be harmed.

Our insurance policies may not provide adequate levels of coverage against all claims. We maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses that may be incurred by the Company that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, may have a material and adverse effect on our business and results of operations.

We may incur material losses and costs as a result of future product liability claims that may be brought against us. As a producer and marketer of consumer products, we may be subjected to various product liability claims. There can be no assurance that our product liability insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to management. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on our financial condition or results of operations.

We are subject to numerous governmental regulations and failure to comply with those regulations could result in fines or penalties being imposed. Our industry is highly regulated. The manufacturing, labeling and advertising for our products are often regulated by various federal, state and local agencies as well as those of each foreign country, if any, to which we choose to distribute. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of our product claims or the ability to manufacture and sell our products in the future.

The Company may not be able to compete successfully in our highly competitive industry. The market for our products and services is large and intensely competitive. Competitive factors include product quality and uniqueness, brand awareness among consumers, access to supermarket and other retail shelf space, price, advertising, promotion, variety in the select market, nutritional content, product packaging and package design.

The ice cream industry is dominated by numerous large companies which have substantially greater financial and other resources than we do and sell brands that are more widely recognized than our products. There are numerous other companies that are our actual or potential competitors, many with greater financial and other resources than our Company (including more employees and more extensive facilities), and offer products or services similar to our products. In addition, many competitors offer a wider range of products or services than that to be offered by the Company. There can be no assurance of our ability to compete successfully.

Our business may be subject to seasonal fluctuations. Historically, our sales are higher in the warmer months of each year. As a result, quarterly and annual operating results and sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable sales for any particular future period may decrease. Operating results may also fall below the expectations of management and investors.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive food and beverage space. Additionally, the product may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company will face risks as a retail-based enterprise. The Company currently has four retail locations, two in Manhattan and two in Brooklyn. The Company plans to open additional locations. Risks include as follows:

> ➢ To successfully expand, we must open new retail locations on schedule, in appropriate locations, and in a profitable manner. We may experience delays in openings in the future or locations chosen may not live up to expectations.

> ➢ Delays or failures in opening new retail locations could hurt our ability to meet our growth objectives. There is no guarantee that we will be able to achieve our expansion goals or that new locations will be operated profitably. Further, any new locations that are opened may not obtain operating results similar to those of existing locations. The ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include:
>   - locating suitable store sites in new and existing markets;
>   - obtaining acceptable working capital financing for construction of new stores and negotiating acceptable lease terms;
>   - recruiting, training and retaining qualified personnel and management;
>   - cost effective and timely planning, design and build-out of stores;
>   - obtaining and maintaining required local, state and federal governmental approvals and permits;
>   - creating customer awareness of new locations;
>   - competition in the relevant markets; and
>   - prevailing wage inefficiencies in certain high-wage markets.

> ➢ The retail-based ice cream industry is intensely competitive with few barriers to entry in which many well-established companies compete on the basis of price, service, product and location.

> ➢ Potential competitors include a large and diverse group of store chains and individual retail locations that range from independent local operators to well-capitalized national and international companies. Competitors' product and/or service offerings, technologies, marketing expenditures (including expenditures for advertising and endorsements), pricing, costs of production and/or service and customer service are areas of intense competition.

> ➢ We may not be able to find sufficient new sites to support our planned expansion in future periods.

> ➢ The success of these new retail locations will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns as well as our ability to generate market awareness of our brand. We may not be successful in operating locations in new markets on a profitable basis. Our success and the success of individual locations depends on our ability to attract, motivate and retain a sufficient number of qualified employees, including managers. The inability to recruit and retain these individuals may delay the planned openings of new stores or result in high employee turnover.

> ➢ Neighborhood or economic conditions where our current or future establishments are located could decline in the future, thus resulting in potentially reduced sales in these locations. If desirable locations cannot be obtained at reasonable prices, our ability to achieve its growth strategy will be adversely affected.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company and certain subsidiaries currently have a $500,000 loan from JPMorgan Chase Bank, NA and a Company subsidiary currently has a $49,999.99 loan from Founder K. Mohan Kumar. The Company intends that a portion of the funds from the Offering would be used to repay the loan from Mr. Kumar, even if the Company only raises the Closing Amount. The Company does not currently intend to use funds from the Offering to repay the loan from Chase (the "Chase Loan").

Under the terms of the Chase Loan, the Company is required to dedicate a portion of its cash flow from operations, and may be required to dedicate a portion of the Offering proceeds to pay principal of, and interest on, this indebtedness. In addition, the Company cannot make any distributions to members of the Company (except tax distributions) until the indebtedness is repaid in full. The Company and certain of its subsidiaries and the Manager have also furnished guaranties in connection with the Chase Loan, and certain subsidiaries of the Company have granted security interests in certain of their assets, which may have an adverse effect on their, and the Company's, business should the borrowers be unable to repay the loan.

The Company has not yet formed a Board. The Company is a manager-managed limited liability company. The Manager is owned and controlled by substantial owners of the Company. Although the Company is not required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a board will be put in place.

Neither the Company nor the Manager has a written employment contract in place with K. Mohan Kumar, the CEO, or Sam Mason, the CICO. Employment agreements typically provide protections to the Company and the Manager in the event of an employee's or executive's departure, specifically addressing who is entitled to any intellectual property created or developed by that person in the course of their involvement with the business. As a result, if Mr. Kumar or Mr. Mason were to leave OddFellows, the Company and the Manager might not have any legal right to intellectual property created during his involvement. There is no guarantee that a written employment agreement will be entered into with Mr. Kumar or Mr. Mason. Mr. Kumar is subject to certain non-compete and non-solicit obligations set forth in the Operating Agreement (as defined below), but these expire on the twelve (12) month anniversary of him ceasing to have the right to act on behalf of the Manager regarding the Company. Although it is the intention of the Company and the Manager to amend and restate the operating agreement of the Manager to incorporate certain terms of Mr. Kumar's and Mr. Mason's relationship with the Manager, the loss of either Mr. Kumar or Mr. Mason would have a material adverse effect on the Company. See "THE OFFERING AND THE SECURITIES; Related Person Transactions."

Risks Related to the Securities

Class A Unit holders will hold minority ownership of the Company, and will not have the power to veto as a separate class any sale, merger, or change of control of the company. Such actions are subject to the approval of 85% of the percentage interest of the total issued and outstanding Class A Units and Class B Membership Units. Class A Units may comprise less than 15% of the percentage interest of the total issued and outstanding Class A Units and Class B Membership Units, especially if the Combined Offering is not fully subscribed. Even if the round is fully subscribed, the Class A Units will be approximately 19%, and may be diluted if the Company issues additional units in the future. As such, you may have no ability to affect the Company's decisions in these significant Company actions.

Subject to restrictions in the Company's Operating Agreement, the Class A Units will not be freely tradable until one year from the initial purchase date. Although the Class A Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Units. Because the Class A Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Class A Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Class A Units may also adversely affect the price that you might be able to obtain for the Class A Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. In addition to restrictions imposed by securities laws, the Class A Units are subject to restrictions on transfer as set forth in the Company's second amended and restated limited liability company operating agreement, as amended from time to time (the "Operating Agreement").

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more beneficially own a majority of the issued and outstanding equity securities of the Company and, following the Offering, the Company's current owners of 20% or more will continue to do so. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the approval of significant Company transactions as set forth in the Operating Agreement or required by applicable law, and will have significant control over the Company's management and policies to the extent they require owner approval. In addition, these owners are also owners of the Company's Manager and, as such, may be able to exercise significant influence over matters requiring Manager approval. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence and management control to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that are subject to owner or Manager approval.

Your ownership of Class A Units may be subject to dilution. If the Company conducts subsequent offerings of Class A Units or Securities convertible into Class A Units, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Class A Units in this Offering who do not participate in those other equity issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests, subject to the terms of the Operating Agreement. Furthermore, subject to the terms of the Operating Agreement, Purchasers may experience a dilution in the value of their membership interests depending on the terms and pricing of any future issuances (including the membership interests being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Class A Units will be bound by an investor proxy agreement with SI Securities, LLC. This agreement will limit your voting rights and at a later time may require you take and/or accept certain actions taken with respect to your Class A Units without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the outstanding Class A Units held by disinterested Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of distributions with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's manager deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash distributions for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any distributions to holders of Class A Units and, as discussed above, cannot pay any distributions until repayment in full of the Chase Loan.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

BUSINESS

Description of the Business
OddFellows is an ice cream company based in New York City that primarily sells via its retail shops as well as on a wholesale basis to restaurant establishments and distributors. The Company operates these shops through wholly-owned subsidiaries.

Business Plan
The Company plans to open a factory in Brooklyn in addition to new retail locations nationwide.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ice Cream, coffee, beer, and wine	Four retail locations of ice cream shops in addition to wholesale and CPG sales	Retail and wholesale

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, service, value and packaging are also important differentiating factors.

Customer Base

Our customers are individuals, restaurants, and distributors.

Intellectual Property

The Company is dependent on the following intellectual property:
- Trade secrets in connection with the manufacturing and production of OddFellows ice cream and related offerings.
- Trademarks relating to the "OddFellows" brand, including the application (serial number 87624527) before the United States Patent and Trademark Office for the "Oddfellows Ice Cream Co." word mark in International Class 30, which has been published for opposition.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Offering is as follows:
- If the Company raises the Target Amount ($25,000), it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount ($400,000), it will use 10.00% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount ($1,070,000), it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds of the Offering remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised*	% if Closing Amount Raised	% if Maximum Amount Raised**
OddFactory	31%	31%	20%
Growth Initiatives	28%	28%	18%
Operations / SG&A	15%	15%	10%
Debt Repayment to Mr. Kumar	4%	4%	3%
New Stores	22%	22%	49%

* Assumes Closing Amount raised under Combined Offering.
** Assumes maximum amount ($2,000,000) raised under Combined Offering.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company is listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

The Company is a "manager-managed" company, and is managed by OddFellows Management LLC (the "Manager"), a New York limited liability company which, in turn, is controlled by K. Mohan Kumar in his capacity as the Manager's sole managing member. Subject to the terms of the Operating Agreement, only Mr. Kumar has the independent authority to act on behalf of the Manager with respect to the Company and its subsidiaries. Within the Manager, individuals hold positions as follows:

Name	Positions and Offices Held at the Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
K. Mohan Kumar	Founder & Chief Executive Officer, and sole Managing Member	Same
Sam Mason	Founder & Chief Ice Cream Officer	Same

Indemnification

Indemnification is authorized by the Company to members, the Manager, Mr. Kumar and officers acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances.

Employees

The Company and its subsidiaries currently has 32 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Class B Membership Units	3,000,000	YES	n/a	100%	- Preemptive rights identical to holders of Class A Units - Voting right with respect to Company action to (a) adversely alter rights, (b) alter distribution terms under Operating Agreement, (c) undertake bona fide asset sale or merger, (d) remove Mr. Kumar under certain

						circumstances and appoint his replacement in certain circumstances and (e) appoint replacement Manager under certain circumstances - Tag-along right - Subject to drag-along right

Type of debt	Name of borrower(s)	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Company; OddFellows Bushwick, LLC; OddFellows Soda Fountain LLC	JPMorgan Chase Bank, NA	$482,911.86	Variable (One Month LIBOR plus 3.0% less 0.010%) with initial rate of 3.990% per year; interest only payments for 12 months, followed by principal and interest payments of $5,518.70 per month beginning June 12, 2018	Monthly	All inventory, chattel paper, accounts, equipment and general intangibles of OddFellows Soda Fountain LLC and OddFellows Bushwick LLC; Mr. Kumar's condominium unit; guarantees by Messers. Kumar and Mason, OddFellows East Village LLC, Union Ave Ice Cream Corp., Oddfellows Williamsburg LLC and Oddfellows Management LLC	May 12, 2027	Without Lender's consent, Borrowers may not make distribution to members (other than tax distribution), purchase or redeem any Membership Units or engage in certain material transactions
Loan	Oddfellows Dumbo LLC	K. Mohan Kumar	$49,999.99	0%	N/A	N/A	Earlier of 7 days following borrower's receipt of certain tenant improvement	N/A

							funds anticipated to be received by Borrower under its store lease and Nov 5, 2019	

The Company and its subsidiaries have the following debt outstanding:

Ownership

A majority of the Company is owned by a few individuals. Those individuals are K. Mohan Kumar and Sam Mason.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and are listed along with the amount they own.

Name	Number and type/class of security held	Percentage Ownership prior to the Offering	Percentage ownership (on a fully diluted basis assuming the Maximum Amount is raised)
K. Mohan Kumar[1]	1,478,684 Class B Membership Units	49.29%	36.02%
Sam Mason	631,578 Class B Membership Units	21.05%	15.39%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

OddFellows Holding Company LLC (a New York Limited Liability Company) is a New York City based ice cream company which operates scoop shops and sells wholesale pints. The Company pasteurizes their own ice cream base—using locally sourced, hormone-free, and additive-free dairy—in their Brooklyn kitchen. While more time consuming, pasteurizing on location allows them to add more nuance and depth to their ice cream flavors. The Company has over 60,000 social media followers, four vibrant retail locations, a new factory debuting soon (subject to the raise), and a unique and diversified product offering.

The Company was formed in 2015 and is headquartered in New York City, New York.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $166,000 in cash on hand as of December 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company intends to make material capital expenditures as set forth in the "Use of Proceeds".

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[1] Mr. Kumar holds 1,400,526 Class B Membership Units individually and 78,158 Class B Membership Units through HSH TT Hotel, an entity wholly owned and controlled by him.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company is attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $9,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its membership interests to its founders and early employees at a very low cash cost (or grants profits interests), because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their membership interests than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of membership interest of the same type is worth the same amount, and you paid more for your membership interests than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Membership Units	March 2017	4(a)(2)	Class D Membership Units*	$1,000,000	Capital expenditures and new stores

*Such units have been reclassified as Class B Membership Units.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Class A Membership Unit Investment Agreement (including, without limitation, the Operating Agreement attached thereto) and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Class A Units to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

Classes of securities of the Company

Class B Membership Units

Distribution Rights
Yes, pari passu with holders of Class A Units

Voting Rights
In addition to non-waivable voting rights under applicable law, holders of Class B Membership Units are entitled to vote on Company matters as follows, subject to the terms of the Operating Agreement:

-   to alter the rights, powers, or privileges of the Class B Membership Units in a manner which adversely affects the holders thereof.
-   to make any distribution any Distribution upon terms and/or conditions which differ from those contained in Article IV or Article IX of the Operating Agreement (except, for the sake of clarity, pursuant to a Grant Agreement for Class C Membership Units in accordance with the terms thereof).
-   voting with the holders of the Class A Units as one class, in connection with sale of all or substantially all of the assets of the Company and its Affiliates or a merger or consolidation, each subject to certain exceptions, as pre-approved by Manager. The foregoing requires a 85% supermajority approval.
-   voting with the holders of the Class A Units as one class, to remove Mr. Kumar from his position as Manager Principal to act on behalf of the Manager with respect to the Company, by vote upon the occurrence of a Cause Event (as defined in the Operating Agreement) by Mr. Kumar. The foregoing requires a 75% supermajority approval.
-   to appoint a replacement "Manager Principal" following Mr. Kumar's resignation or removal pursuant to the above. The foregoing requires a 75% supermajority approval and must also receive a 75% supermajority approval from the holders of Class A Units.
-   voting with the holders of the Class A Units as one class, to appoint a replacement Manager in the event the Manager becomes a "covered person" subject to the disqualification provisions of Rule 506(d) and (e) of

Regulation D under the Securities Act and, thereafter, solely as a result of such occurrence (and after diligent attempts to obtain a waiver), the Company is disqualified from and unable to conduct an offering of its Interests. The foregoing requires a 75% supermajority approval.

Right to Receive Liquidation Distributions
Yes, junior to those for the Class A Units unless otherwise agreed by the holders of Class A Units

Rights and Preferences

Holders of Class B Membership Units have preemptive rights identical to holders of Class A Units pursuant to the Operating Agreement.

Holders of Class B Membership Units have tag-along rights identical to holders of Class A Units pursuant to the Operating Agreement.

Holders of Class B Membership Units are subject to the drag-along provision identical to holders of Class A Units pursuant to the Operating Agreement

Class C Membership Units

Distribution Rights
Generally no (see Liquidation Distributions below)

Voting Rights
No

Right to Receive Liquidation Distributions
Yes, junior to those for the Class A Units and Class B Membership Units and subject to threshold amount, vesting and forfeiture

Rights and Preferences
None

Class A Membership Units

Distribution Rights
Holders of Class A Units are entitled to receive distributions pari passu with holders of Class B Units, as may be determined from time to time by the Manager out of Available Cash (as defined in the Operating Agreement). The Company has never paid cash distributions and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Voting Rights
In addition to non-waivable voting rights under applicable law, holders of Class A Units are entitled to vote on Company matters as follows, subject to the terms of the Operating Agreement:

- to alter the rights, powers, or privileges of the Class A Units in a manner which adversely affects the holders thereof.
- to authorize or create (by reclassification or otherwise) any new class or series of capital interest having rights, powers, or privileges that are superior to or on parity with those of the Class A Units.
- to redeem or repurchase any Interests (other than (1) pursuant to the right of first refusal under the Operating Agreement; (2) pursuant to an employee, services, or consultant agreement giving the Company the right to repurchase Interests upon termination of services pursuant to the applicable agreement; or (3) as specified in the specific scenarios relating to involuntary removal under the Operating Agreement).
- to increase or decrease the number of authorized Membership Units.
- to make any distribution any Distribution upon terms and/or conditions which differ from those contained in Article IV or Article IX of the Operating Agreement (except, for the sake of clarity, pursuant to a Grant Agreement for Class C Membership Units in accordance with the terms thereof);
- voting with the holders of the Class B Membership Units as one class, in connection with sale of all or substantially all of the assets of the Company and its Affiliates or a merger or consolidation, each subject to certain exceptions, as pre-approved by Manager. The foregoing requires a 85% supermajority approval.

- to elect, upon dissolution of the Company, to receive either (1) an amount equal to their capital contributions with respect to the Class A Units less the aggregate amount of Distributions made with respect to the Class A Units prior to dissolution or (2) the amount the holders would receive if the available amounts were distributed to the Members pro rata based on their Percentage Interests.
- voting with the holders of the Class A Units as one class, to remove Mr. Kumar from his position as Manager Principal to act on behalf of the Manager with respect to the Company, by vote upon the occurrence of a Cause Event (as defined in the Operating Agreement) by Mr. Kumar. The foregoing requires a 75% supermajority approval.
- to appoint a replacement "Manager Principal" following Mr. Kumar's resignation or removal pursuant to the above. The foregoing requires a 75% supermajority approval and must also receive a 75% supermajority approval from the holders of Class B Membership Units.
- voting with the holders of the Class A Units as one class, to appoint a replacement Manager in the event the Manager becomes a "covered person" subject to the disqualification provisions of Rule 506(d) and (e) of Regulation D under the Securities Act and, thereafter, solely as a result of such occurrence (and after diligent attempts to obtain a waiver), the Company is disqualified from and unable to conduct an offering of its Interests. The foregoing requires a 75% supermajority approval.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Class A Units will be entitled to receive either (subject to the determination of the above vote of the majority of the holders of the Class A Units): (1) an amount equal to their capital contributions with respect to the Class A Units less the aggregate amount of Distributions made with respect to the Class A Units prior to dissolution or (2) the amount the holders would receive if the available amounts were distributed to the Members pro rata based on their Percentage Interests.

Rights and Preferences

Holders of Class A Units have a preemptive right pursuant to the Operating Agreement to purchase their "Pro Rata Share" of additional membership interests that the Company intends to issue, subject to certain exceptions contained in the Operating Agreement. "Pro Rata Share" means the ratio of (a) the number of Class A and/or Class B Membership Units owned by a holder, to (b) the sum of (i) the number of all issued and outstanding Membership Units of the Company (other than the Class C Membership Units), assuming exercise or conversion of all convertible securities and (ii) the number of all authorized Class C Membership Units.

If holders of membership interests comprising more than fifty percent (50%) of the Percentage Interests of the Company desire to transfer such membership interests to a third party and such transfer has been approved by the Manager, holders of Class A Membership Units have the right to participate in such transfer and sell some or all of their Class A Membership Units. The third party buyer must either consent to purchase the additional membership interests proposed to be sold on the same terms, or purchase a pro rata portion of all the membership interests proposed to be sold from all selling holders.

Holders of Class A Units are subject to a drag-along provision pursuant to the Operating Agreement, pursuant to which, and subject to certain exemptions, each holder of membership interests of the Company agrees that, in the event the Manager (and, in the event of certain assets sales or mergers as described in "Voting Rights" above, 85% of the holders of the Company's Class A Membership Units then outstanding and Class B Membership Units then outstanding, voting as one class) approve a "Drag-Along Event" (as defined below), then all holders of membership interests will vote in favor of the Drag-Along Event and if requested perform any action reasonably required to transfer their membership interests. "Drag-Along Event" means (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or its subsidiaries of all or substantially all the assets of the Company and its subsidiaries taken as a whole, (ii) a merger or consolidation in which (A) the Company is a constituent party or (B) a subsidiary of the Company is a constituent party and the Company issues membership interests pursuant to such merger or consolidation, or (iii) the holders of Membership Units representing at least fifty percent (50%) of the aggregate Percentage Interest in the Company propose to consummate, in one transaction or a series of related transactions, a sale for value of such Units to a third party purchaser, each with the prior, written consent of Manager.

All Non-Major Purchasers of Class A Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and may require you to agree to certain Company actions without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of outstanding Class A Units held by disinterested Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder

As an investor in the Company, your rights will be more limited than the rights of those holders of Membership Units in the Company who hold greater numbers of securities in the Company. In addition, as the Company is "manager-managed", you, and all holders of membership interests in the Company, have limited voting rights. Certain holders of membership interests in the Company also own and control the Manager and therefore, subject to the limitations set forth in the Operating Agreement, control the Company in regards to the actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the actions of the Company.

Dilution

The investor's stake in the Company could be diluted due to the Company issuing additional membership interests pursuant to the terms of the Operating Agreement. In other words, when the Company issues more membership interests (or additional equity interests) in accordance with the Operating Agreement, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of membership interests outstanding could result from an additional offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), the Company authorizing and employees receiving additional profits interests, or by conversion of certain instruments (e.g. convertible bonds, preferred membership interests) into membership interests.

If a company decides to issue more membership interests in accordance with the Operating Agreement, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Membership Unit (though this typically occurs only if the company offers distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more membership interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2018 Jane invests $20,000 for membership interests that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in membership interests to venture capitalists on a valuation (before the new investment) of $10 million (assuming that such sale complies with the terms of the Operating Agreement). Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2019 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round") (again assuming that such sale complies with the terms of the Operating Agreement). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into membership interests. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more membership interests than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more membership interests for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more membership interests for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Class A Unit to hold a certain amount of value, it's important to realize how the value of those membership interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Class A Unit, ownership percentage, voting control, and earnings per share (if any).

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Pursuant to the Operating Agreement, holders of membership interests in the Company generally cannot transfer their membership interests without the consent of the Manager and compliance with certain conditions; *provided*, holders may make certain "Permitted Transfers" without the consent of the Manager and without compliance with the right of first refusal described in the following paragraph. "Permitted Transfers" are defined as transfers to existing holders of membership interests in the Company, a spouse, parent, sibling child or grandchild of the transferring holder, a trust, the beneficiaries of which include only include the transferring holder or spouses, parents, siblings, children or grandchildren of the transferring holder, an entity which is owned and controlled exclusively by such holder, pursuant to applicable law upon the death or incapacitation of the transferring holder or to an affiliate of a holder.

Pursuant to the Operating Agreement, in the event any holder of membership interests desires to transfer any of its membership interests, other than pursuant to a Permitted Transfer, the Company has a right of first refusal to purchase any or all of such membership interests, which right the Manager may also assign, including, without limitation, to the Manager or existing holders.

In addition to restrictions on transfer set forth in the Operating Agreement, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

An investor in the Company may be required to forfeit all of its membership interests in the Company (for no consideration) in the event the investor 1) is convicted of, or pleads guilty or nolo contendere to, a felony, any crime involving moral turpitude or material dishonesty in direct or indirect connection to the Company or to the business of the Company or its affiliates, 2) commits or participates in any fraud, material misrepresentation, or any act of dishonesty, misconduct, or deceit involving the Company or any affiliate thereof, that causes material damage to the Company, its business, and/or its reputation, 3) knowingly causes material damage to the property, prospects, or business of the Company or an affiliate thereof or 4) fails to provide certain information or documentation, or otherwise cooperate, in connection with the Company or its affiliates' liquor licenses or is the cause of the Company or its affiliates' inability to obtain or maintain a liquor license.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Pursuant to a promissory note dated November 5, 2018, Mr. Kumar (sole managing member of the Company's Manager) lent $49,999.99 to Oddfellows Dumbo LLC, a subsidiary of the Company, which amount shall be repaid without interest by the earlier of (a) seven days following the borrower's receipt of certain funds and (b) November 5, 2019. See "CAPITALIZATION AND OWNERSHIP."

- In connection with the Chase Loan, Messrs. Kumar and Mason provided personal guarantees and Mr. Kumar provided a mortgage on his condominium unit. See "CAPITALIZATION AND OWNERSHIP."

- Pursuant to the terms of the Operating Agreement, the Company shall pay to the Manager a management fee equal to $200,000.00 per year, subject to increase or decrease in accordance with the terms thereof. The Manager, in turn, pays this fee Messrs. Kumar and Mason as allocated by Mr. Kumar. The fee is currently allocated equally between Messrs. Kumar and Mason.

- Upon the conclusion of this Offering, the Company and/or the Manager intends to retain the services of Jason P. Morris, an existing investor of the Company, as the Company's Chief Financial Officer or similar role. In consideration of Mr. Morris's services, Mr. Morris is expected to receive a bonus payment from the Company not to exceed $50,000.00, payable in cash and/or equity of the Company.

Conflicts of Interest

In addition to the above related party transactions, the Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

- An affiliate of a member of the Company holding 8.29% of the Company's Class B Membership Units is OddFellows Soda Fountain LLC and OddFellows Bushwick LLC's landlord and party to a lease with respect to the OddFellows located at 379 Suydam Street, Brooklyn, NY 11237.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Class A Units. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount in the aggregate under one or both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of Class B Units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

The Company can cancel your investment, in whole or in part, at any time before your investment is accepted in its sole discretion for any reason or no reason.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
The Securities offered in this Offering are subject to restrictions on transfer set forth in the Operating Agreement. In addition, Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/K. Mohan Kumar
_____
(Signature)

K. Mohan Kumar
_____
(Name)

Managing Member of Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/K. Mohan Kumar
_____
(Signature)

K. Mohan Kumar
_____
(Name)

Managing Member of Manager
_____
(Title)

February 8, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



OddFellows Holding Company LLC

A New York Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the years ended December 31, 2016 and 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of
OddFellows Holding Company LLC
New York City, NY

We have reviewed the accompanying financial statements of OddFellows Holding Company LLC (a New York Limited Liability Company, "the Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations & changes in members' equity and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 6 of the financial statements, the Company relies on outside sources to fund operations, and has incurred losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

January 29, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

OddFellows Holding Company LLC
Balance Sheet
December 31, 2017 and 2016
(unaudited)

Assets		December 31, 2017		December 31, 2016
Current Assets				
Cash	$	675,762	$	111,190
Inventory		18,234		19,830
Other Current Assets		42,955		14,675
Total Current Assets		736,951		145,695
Property, Plant and Equipment, net		390,136		253,159
Security Deposits		65,796		5,067
Total Other Assets		65,796		5,067
Total Assets	$	1,192,883	$	403,921
Liabilities				
Current liabilities				
Credit Cards	$	5,168	$	-
Accrued Liabilities		14,982		9,772
Auto Loan		22,438		26,957
Total Current Liabilities		42,588		36,729
Total Liabilities		42,588		36,729
Commitments & Contingencies		-		-
Members' Equity		1,150,295		367,192
Total Liabilities and Stockholders' Equity	$	1,192,883	$	403,921

See accompanying independent accountants' review report and notes to the financial statements.

OddFellows Holding Company LLC
Statement of Operations & Changes in Mambers' Equity
For the years ended December 31, 2017 and 2016
(unaudited)

		Years ended December 31,		
		2017		2016
Revenue	$	1,262,429	$	1,196,752
Cost of goods sold		287,532		275,298
Gross income		974,897		921,454
Operating expenses				
General & Administrative Expense		285,807		247,694
Insurance		32,646		16,868
Advertising & Marketing		62,184		22,437
Meals & Entertainment		25,736		15,262
Rent Expense		110,392		112,967
Salaries & Wages		457,818		414,132
Management Fees		124,211		118,123
Total Operating Expenses		1,098,794		947,483
Net Income (Loss)	$	(123,897)	$	(26,029)
Changes in Members' Equity				
Beginning Members' Equity	$	367,192	$	423,220
Capital Contributions		934,200		-
Distributions to Members		(27,200)		(29,999)
Net Loss		(123,897)		(26,029)
Ending Members' Equity	$	1,150,295	$	367,192

See accompanying independent accountants' review report and notes to the financial statements.

OddFellows Holding Company LLC

Statement of Cash Flows

For the years ended December 31, 2017 and 2016

(unaudited)

	For the years ended December 31,	
	2017	2016
Cash flows from operating activities		
Net Income (Loss)	$ (123,897)	$ (26,029)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation	33,175	28,290
Change in assets and liabilities		
Inventory	1,596	-
Other Current Assets	(28,280)	2,798
Security Deposits	(60,729)	-
Credit Cards	5,168	-
Accrued Liabilities	5,512	7,347
Net cash used in operating activities	(167,455)	12,406
Cash flows from investing activities:		
Purchase of equipment	(170,152)	(46,042)
Net cash (used) provided by financing activities	(170,152)	(46,042)
Cash flows from financing activities:		
Proceeds from loan	-	29,850
Payments on loan	(4,519)	(2,893)
Member contributions	934,200	-
Member distributions	(27,200)	(29,999)
Net cash provided by financing activities	902,481	(3,042)
Net increase in cash	564,874	(36,678)
Cash at beginning of period	111,190	147,868
Cash at end of period	$ 676,064	$ 111,190
Supplemental Cash Flow Disclosure:		
Taxes paid	$ -	$ -
Interest Paid	$ 1,218	$ 933

See accompanying independent accountants' review report and notes to the financial statements.

ODDFELLOWS HOLDING COMPANY LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

OddFellows Holding Company LLC (a New York Limited Liability Company) is a New York City based ice cream company which operates scoop shops and sells wholesale pints. The Company pasteurizes their own ice cream base—using locally sourced, hormone-free, and additive-free dairy—in their Brooklyn kitchen. While more time consuming, pasteurizing on location allows them to add more nuance and depth to their ice cream flavors. The Company has over 60,000 social media followers, four vibrant retail locations, a new factory debuting soon, and a unique and diversified product offering.

The Company was founded in 2015 and is headquartered in New York City, New York.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Consolidation Policy
The accompanying Combined Financial Statements include the accounts of the following entities, all of which are under common control and ownership:

- OddFellows Williamsburg LLC
- OddFellows East Village LLC
- OddFellows Dumbo LLC
- OddFellows Soho LLC
- OddFellows Bushwick LLC
- OddFellows Soda Fountain LLC

All significant intercompany profits, accounts, and transactions have been eliminated in the combination.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and Marketing Costs

The Company's advertising and marketing costs are expensed as incurred. The Company recognized $62,184 and $22,437 in advertising and marketing costs for the years ended December 31, 2017 and 2016, respectively.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the New York state jurisdiction, as applicable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $675,762 and $111,190 in cash as of December 31, 2017 and 2016, respectively.

Inventories

Inventory items are stated at the lower of cost or market and the first-in, first-out valuation method is used. If appropriate, the Company maintains a reserve for obsolete inventory. As of December 31, 2017 and 2016, no reserve for obsolescence was recorded. The inventory balance at December 31, 2017 and 2016 was $18,234 and $19,830, respectively and consists of raw materials.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
Persuasive evidence of an arrangement exists;
Delivery has occurred or services have been rendered;
The fee for the arrangement is fixed or determinable; and
Collectability is reasonably assured.

The Company's primary source of revenue comes from instore sales as well as wholesale to certain restaurants.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT, AND EQUIPMENT (NET)

Property and equipment are stated at cost and consist of the following:

	2017	2016
Equipment	$ 284,288	$ 122,329
Furniture & Fixtures	16,657	16,657
Leasehold Improvements	163,373	155,180
Automobiles	35,850	35,850
Total Property & Equipment	500,168	330,016
Accumulated Depreciation	(110,032)	(76,857)
Total Property & Equipment, net	$ 390,136	$ 253,159

Total depreciation expense recorded for 2017 and 2016 was $33,175 and $28,290, respectively.

NOTE 3 – MEMBERS' EQUITY

During the year ended December 31, 2017, there was $934,200 in capital contributions made and $27,200 in distributions to members.

During the year ended December 31, 2016, there were no capital contributions made and $29,999 in distributions to members.

NOTE 4 – RELATED PARTY TRANSACTIONS

Management functions are performed by a company under common control. The Company pays a management fee based on 10% of revenue. Management fees paid in the years ended December 31, 2017 and 2016 were $124,211 and $118,123, respectively.

NOTE 5 – NOTES PAYABLE

During 2016, the Company purchased a delivery van for $35,850 with a loan of $29,850. The loan has an interest rate of 4.74% and is payable over a six year term.

During 2017, the Company entered into an equipment loan for $500,000. The balance at December 31, 2017 was $0, with the drawdown occurring in 2018.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception and has not yet started full operations, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 29, 2019, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure other than as listed below.

In January 2018, the Company began construction on the Bushwick factory with an estimated completion date in March 2019. This factory location will produce all ice creams for other OddFellows locations and other wholesale customers.

In November 2018, the Company borrowed $49,999 from the CEO. The note is noninterest bearing and repayment is to be made within 7 days of the Company receiving funds from its landlord for tenant improvements for the Dumbo location, or before November 5, 2019.

In September 2018, the Company entered into an exclusivity agreement to supply ice cream to a small chain of cafes in New York City and Los Angeles.

In October 2018, the Company received approval from the Massachusetts Gaming Commission to begin supplying ice cream to casinos in Massachusetts.

During 2018, the Company began operations in two new retail locations in Soho and Dumbo.

During 2018, the Company drew $500,000 from the Equipment Loan to purchase equipment for new locations. The interest rate on this loan is 0.010% below the LIBOR Base Rate, and the maturity date is May 12, 2027. Repayment began in June 2018. The lender holds a lien on the equipment purchased.

EXHIBIT C
PDF of SI Website



Invest in OddFellows Ice Cream Co.

Inventive ice cream brand based in New York City, with 4 retail locations

Edit Profile

$1,000	$9,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST

Time Left 42d : 07h : 05m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

OddFellows Ice Cream Co. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by OddFellows Ice Cream Co. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- $5 million in sales since inception and over $1.6 million in 2018 (unaudited)
- Over 400 flavors authentically homemade and crafted by James Beard nominated chef, Sam Mason
- CPG pints sold at 19 New York City Whole Foods through agreement with Rainforest Distribution
- 4 retail stores in New York City, as well as our own 5,500 square foot OddFactory in Brooklyn
- Premier Brooklyn ice cream brand, consistently recognized as the best Ice Cream in New York City and nationally

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $9,000,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

"His ice creams are so f*cking good" – Dave Chang, Momofuku, on OddFellows' head Ice Cream Chef, Sam Mason

Founded in 2013 from a pregnant woman's food cravings, OddFellows is a premier New York ice cream brand.

Each of our ice creams are authentically homemade and crafted by James Beard nominated Chef, Sam Mason. There is something for kids and adults - sophisticated and playful at the same time. **Our ice creams are based on nostalgic, old-timey American classics, as well as some truly innovative, unique combinations with global inspirations.** We pride ourselves on taking our customers on a journey; whether it is back to your childhood favorite, or to your recent trip to Asia or Europe.

We operate 4 stores in New York City, each featuring a unique and critically-acclaimed take on our odd and classic ice cream flavors. Our ice cream is also sold on-the-menu in over 20 top-tier restaurants in NY and LA, and in pre-packaged pints through Whole Foods and other grocery stores.

1. Williamsburg, Brooklyn (2013)

The Parlor is our first shop; offering 16 flavors + composed ice cream classics

2. East Village, Manhattan (2016)

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The Sandwich Shop - home of the OddPocket and various other ice cream sandwiches

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3. Nolita, Manhattan (2018)

Coffee & Cream - Combining a top-tier multi-roaster coffee program with OddFellows signature scoops

4. Dumbo, Brooklyn (2018)

Beer & Wine - Ice Cream Shop with a Happy Hour serving natural wines, craft beers and our delectable ice cream.

Coming Soon (2019)

1. Expansion to Bushwick, Brooklyn with the opening of The OddFellows Factory, our 4,900 sq ft production facility, offering tours of behind-the-scenes ice cream production
2. Addition of new OddFellows locations

2020 and Beyond

1. Further retail expansion outside of NYC
2. OddFellows Soda Fountain, that will specialize in cocktails, boozy ice-cream concoctions and savory items from Chef Mason.

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ODD FELLOWS
ICE CREAM CO.
Not-So-Corporate Presentation
Confidential: Do not distribute without permission

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Product & Service

Our Ice Cream

OddFellows Ice Cream pasteurizes all of our dairy in-house for an exceptionally creamy, flavor forward, delicious base. From there, the flavor combinations know no bounds as James Beard nominated Chef Sam Mason, and his relentlessly-inventive culinary team constantly seek to lead in innovation, both with remixed versions of classics and totally unexpected flavor combinations. The result is an ever-rotating menu of over 400 flavors since our opening in 2013, each with its own unique story, including some of our highlights:

- **Peanut Butter & Jelly**: One of our first flavors, and like many of our others, it has been copied by other shops. But nobody does it the way we do. We freeze concord grape jelly with liquid nitrogen, shatter it into little bits and then add it into our rich peanut butter base. It's science and taste all in one.
- **Chorizo Caramel Swirl**: On our opening menu in Williamsburg along with maple bacon pecan and firmly established ourselves as the "odd" ice cream shop with (gasp!) meat flavors! Chorizo caramel swirl was ***named one of the Best Ice Creams in NYC by Time Out New York.*** It might sound strange, but it's very interesting and delicious. Even if you're not into meat ice creams, one must appreciate the technique to make a chorizo caramel that is swirled into chorizo ice cream.
- **Sprinkles**: One of our most popular flavors and it all started as a joke. The day before opening our Williamsburg shop, Sam was looking at our menu which consisted of some pretty odd flavors, and thought– "$#@!, I need something on here kids will love"… And, Sprinkles was born the night before opening day. It's a crowd favorite among kids of course, but adults love it just as much. It highlights our excellent sweet cream base, but with the added texture and fun of rainbow sprinkles. What's not to love? Purists and basic folks agree, it's essentially the perfect ice cream.

In 2019, OddFellows plans to launch top-notch non-dairy vegan ice creams, and alcohol infused ice creams, sorbets, and ice pops that incorporate up to 40% alcohol by volume.

The OddFellows' Scoop Shop Experience

OddFellows centers our philosophy of service on creativity and trust. James Beard nominated Chef Sam Mason and his relentlessly-inventive culinary team constantly seek to lead in innovation, both with remixed versions of classics and totally unexpected flavor combinations. The result is an ever-rotating menu of flavors to please any guest. In turn, the spirit of innovation that drives our kitchen builds brand trust in our guests, and we design our retail shops around an experiential approach to hospitality. Unlike a lot of our competitors, we never say no to samples – and we encourage our guests to be as creative in their selections as we are.

OddFellows' Business Model

OddFellows Holding Company LLC is the parent company for all of OddFellows. Your investment will be into OddFellows Holding Company LLC, which is the 100% owner of all four current retail locations + the Bushwick factory.

We sell our ice creams through 4 sales channels: Retail Shops, CPG, Restaurant Wholesale, and E Commerce. In the future, OddFellows plans to expand into hospitality, with the opening of the OddFellows Soda Fountain (a bar and restaurant concept, which ties in to our brand seamlessly).

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OddFellows - DUMBO Location.

Media Mentions

  

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Team Story

As co-founder Mohan Kumar tells it, OddFellows Ice Cream Co. has an origin that's out of a storybook about your wife's pregnant (eclectic) food cravings:

"When my wife Holiday was pregnant she had three very specific cravings – (1) fried chicken, (2) coconut water, and (3) savory ice cream. None of the ice cream I was bringing home was doing it for her and I happened to be explaining this to my friend Sam [Mason] one night at his bar. A couple days later, Sam brought over some of his homemade pretzel ice cream, and she loved it. She took down the entire pint in 1 day, which is amazing for someone like her.

At the time I was looking to get out of what I was doing in real estate finance and do something more entrepreneurial, more creative. So, a few days after devouring this pint of Sam's ice cream, she asked, 'Why don't you talk to Sam about opening an ice cream shop?' I said, 'That's a great idea.' And I approached Sam about that over a beer. His eyes got big and he instantly said he was in. Let's do this. That was in the winter of 2011. Our twins were born in March 2012, and we opened our first OddFellows Ice Cream Co. in Williamsburg in June of 2013. "

Founders and Officers

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Kartik Mohan Kumar
CO-FOUNDER & CEO

Mohan co-founded OddFellows in 2013 to satisfy his wife's pregnant cravings. He is the business and strategic mind behind the company taking responsibility for developing and managing OddFellows' brand and all sales channels. While Sam's been busy in the kitchen, Mohan has overseen retail shop site selection, build-out and operations; negotiation of CPG distribution contracts; and restaurant wholesale sales.

Prior to forming OddFellows, managed a $200+ million real estate finance portfolio for EuroHypo AG over 10 years.



ODDFELLOWS
ICE CREAM CO.

Sam Mason
CO-FOUNDER & CHIEF ICE CREAM OFFICER

Chef Sam Mason is the Ice Cream Wizard behind the inventive, quirky ice cream creations at OddFellows Ice Cream Co.

A James Beard Award nominee, Sam trained at Johnson & Wales in Providence, RI before completing a stage at Ladurée in Paris. He then moved to New York City to work alongside famed chefs such Alain Ducasse, Paul Leibrandt, and Wylie Dufresne, including as Pastry Chef at Dufresne's acclaimed wd-50.



Holiday Kumar
CO-FOUNDER

Holiday is a co-founder of OddFellows and was instrumental in opening or first shop in Williamsburg. Holiday served in a supervisory role over all communications, initial press releases, marketing and branding. All this while handling twin babies at home.

Holiday continues to advise on all branding and communications. Along with her work at OddFellows, Holiday is an accomplished writer and researcher. She is a graduate of Northwestern University (BS in Journalism), the University of Chicago (MA in Social Science) and the New School (MS in International Affairs).

Currently, she is an MFA candidate at Warren Wilson's Program for Writers and working on her first novel



Andy Mullins
RETAIL & BEVERAGE DIRECTOR

Andy is the Retail and Beverage Director for OddFellows Ice Cream Co. He holds a WSET Level 2 Award in Wines and Spirits and a discerning taste for ice cream, coffee, and all their combinations. Andy previously served as Head of Retail for Nobletree Coffee in New York. Before deciding to focus on the good drips in life, Andy was a Resident Fellow at the Center for Transatlantic Relations at Johns Hopkins University in Washington, DC.

Notable Advisors & Investors



Jason Morris
Advisor, Investor, Interim CFO, ice cream lover

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Q&A with the Founder

Q: How many employees (including founders) do you currently have?

OddFellows Ice Cream Co.: 35 (including 2 founders, Mohan and Sam)

Q: Please detail the current stage of your product/platform development.

OddFellows Ice Cream Co.: Oddfellows currently manufactures all of its ice cream out of a 300 sq ft kitchen located in its Williamsburg, Brooklyn retail shop. The Company is nearing completion of a new 5,500 sq ft production facility in Bushwick, Brooklyn in early 2019. The expansion provides Oddfellows with sufficient production capacity to supply its current retail and wholesale business, fully launch its pint/CPG and other businesses as well as for future expansion.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

OddFellows Ice Cream Co.: We make ice cream truly from scratch. We are regulated as a dairy processing facility by the New York State Department of Agriculture. Not many other ice cream shops can say this. Most purchase a pre-made "base mix" and then flavor it. Whereas, we make our own from scratch, which allows for more nuanced flavors and textures.

Q: Please detail your average sales cycle.

OddFellows Ice Cream Co.:

- Seasonal toward summer
- CPG will decrease seasonality as sales of pints in grocery stores do not decline as drastically in the winter months
- Opening stores in other cities, including warmer climates/cities will also help with seasonality and also help drive CPG sales through higher brand recognition. Miami, Boston, Nashville, New Orleans, Houston are potential targets we are considering

Q: Please provide your key current customers, including name and revenue generated from each.

OddFellows Ice Cream Co.:

- The Company primarily serves retail customers.
- In its restaurant wholesale channel the Company's customers, include: Cha Cha Matcha, Rice & Gold, The SweetShop NYC, Seamores, Massoni
- In its CPG/Pint channel the Company's direct customer is Rainforest as its distributor who sells Company's product primarily to Whole Foods (all NYC locations).

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $400,000
Maximum Raise Amount:	US $2,000,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $9,000,000
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While OddFellows has set an overall target minimum of US $400,000 for the round, OddFellows must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to OddFellows's Form C.
Regulation CF cap:	While OddFellows is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

OddFactory
Growth Initiatives
Operations / SG&A
Debt Repayment
New Stores

If Maximum Amount Is Raised

OddFactory
Growth Initiatives
Operations / SG&A
Debt Repayment
New Stores

Investor Perks

Time-Based Investor Perks

<u>Bump Up Card Promo**</u> - Purchase one item at each of OddFellows' 4 locations by March 1st 2019, and receive a bump up to the next tier of perks when you invest.**

****First 100 investors that invest by February 22, 2019 will receive a $20 e-gift card!****

• First 50 investors (at any tier) get an OddFellows Insulated To-Go Pint Carrier.

• First five *Double Scoop* investors get a private all-you-can-eat ice cream party with beer and wine for up to 25 guests at our Williamsburg or Dumbo location

• First five *Triple Scoop* or above also receive four 4-pint box sets mailed to four of your friends (anywhere in the continental United States)

• First two *Root Beer Float* or above investors get a private tour of the OddFellows new Bushwick factory and a dinner with the founders (Airfare within USA included for investor)

Regular Investor Perks

• **Single Scoop**: Investors of $2,500 or more will receive an OddFellows T Shirt and an OddFellows Sweat Shirt

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- **Double Scoop**: Investors of $5,000 or more will receive *Single Scoop* perks, plus a gift card for $100 that can be used at an OddFellows retail locations
- **Triple Scoop**: Investors of $20,000 or more will receive *Double Scoop* perks, plus 10% off OddFellows for life
- **Cookies N Cream**: Investors of $50,000 or more will receive *Triple Scoop* perks, plus a ice cream, wine, beer, and cider tasting for two with Andy Mullins, OddFellows Retail Manager and Beverage Director at our Dumbo scoop shop
- **Root Beer Float**: Investors of $75,000 or more will receive *Cookies N Cream* perks, plus a one-on-one ice cream making session with our Chief Ice Cream Officer (Sam Mason) in our new Bushwick Factory. Make an ice cream flavor of your choice, from scratch to take home, while collaborating with a James Beard nominated Chef
- **Banana Split**: Investors of $100,000 or more will receive *Root Beer Float* perks, plus a private party for up to 25 guests at our Williamsburg or Dumbo location.
- **Hot Fudge Sundae Deluxe**: Investors of $200,000 or more will receive *Root Beer Float* perks, plus **either** (a) a private party for up to 25 guests at our Williamsburg or Dumbo location, or (b) catered ice cream party for up to 100 guests at a location of their choosing in the New York City area.
- **Ice Cream Dream**: Investors of $500,000 or more will receive a DIAMOND card that entitles you to free ice cream for life (limit up to 1 scoop per day; for your sake and ours).

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of OddFellows Ice Cream Co.'s prior rounds by year.

This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $60,000
Closed Date	Mar 1, 2013
Security Type	Common Equity
Pre-money Valuation	US $540,000

Series A	
Round Size	US $60,000
Closed Date	Jun 30, 2014
Security Type	Common Equity
Pre-money Valuation	US $1,300,000

Series B	
Round Size	US $125,000
Closed Date	Jun 30, 2015
Security Type	Common Equity
Pre-money Valuation	US $1,960,000

Series C	
Round Size	US $1,000,000
Closed Date	Mar 31, 2017
Security Type	Common Equity
Pre-money Valuation	US $7,000,000

Market Landscape



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2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

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Global Ice Cream Market ($bn) - Source: Statista

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The global ice cream market has grown steadily from $49bn in 2013 to $59bn in 2018 and projected to reach $75bn in 2024. Ice cream consumers are eating ice cream more impulsively and on-the-go given today's busy life style and in innovative formats (ie, a scoop in coffee, ice cream slices or an OddFellow's OddPocket). Ice Cream eaters are also gravitating towards luxury, premium ice creams. With increasing health consciousness consumers now seek overwhelmingly gratifying, indulgent dessert and/or one that is experiential and uniquely different, like our Rosemary Scented Goat Milk ice cream with Concord Grapes and Walnuts!

OddFellows believes our strategy positions us well as we seek to deliver a superlative taste and hospitality experience whether in our ice cream retail shops, restaurants or pre-packaged pints. Customers and guests know us for our boundless creativity as we constantly develop new and often unorthodox flavors, driven by taste rather than novelty for its own sake. They ask us to tell them a story and show them where they fit in it. Their trust in this experience has enabled us to expand our brand into other aspects of hospitality, particularly those that have a strong connection to ice cream, such as coffee (in OddFellows Nolita) and beer/wine (in OddFellows Dumbo) giving us a competitive advantage over other more traditional ice cream brands.

Risks and Disclosures

The Company and/or its affiliates hold one or more liquor licenses from the New York State Liquor Authority (the "NYSLA"). In order to comply with NYSLA liquor licensing rules, you must warrant and represent to the Company that the following representations are true: (i) you are at least twenty-one (21) years of age; (ii) you are not an active duty police officer; (iii) you are not a person whose license to sell alcoholic beverages has been, has been threatened to be, or is in the process of being, revoked by any governmental authority; (iv) you are not a convicted felon in any jurisdiction; (v) you are either a citizen of the United States of America, a permanent resident alien, or a citizen of a country with a treaty allowing persons to obtain a visa to enter the United States of America to engage in trade; and (vi) you do not have any interest, whether as a proprietor, partner, executive, stockholder, principal, agent, consultant, director, officer, or in any other capacity or manner whatsoever, in any of the following: a wholesale alcoholic beverage company, or an alcohol distributor, producer, importer, or manufacturer. As an investor in the company, your name may appear on the NYSLA public database as a co-licensee in connection with the Company's license, and you may be asked to provide or perform the following to or before the Company and/or the NYSLA in connection with the Company's license: (i) a completed personal questionnaire; (ii) certain financial documentation including without limitation bank statements; (iii) a two (2) inch by two (2) inch color passport photo of yourself; (iv) a copy of your passport, visa, and/or other proof of citizenship; and (v) a fingerprinting and/or background check. In the event that the NYSLA shall fail to approve the issuance, renewal, or transfer of the license to the Company by reason of your participation as a member in the Company, after the Company has exhausted all reasonable appeals and re-hearing procedures and remedies available to the Company, or the Company in good faith elects in its discretion to abandon its pursuit of the license for the same reason, then you may be automatically removed from the Company without your consent.

The Company forecasts project aggressive growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has engaged in Related Party Transactions in addition to a transaction that may raise a conflict of interest. See "THE OFFERING AND THE SECURITIES; Related Person Transactions & Conflicts of Interests."

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as it seeks to execute its current business model. Although the Company estimates that it has enough runway until end of year, the Company will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

In addition, growth, if any, in our operations will place significant demands on our management, operational and financial infrastructure. If we do not effectively manage their growth, we may fail to timely deliver products to our customers in sufficient volume, and the quality of our products could suffer, which could negatively affect our operating results. To effectively manage this growth, we will need to hire additional persons, and may need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These additional employees, systems enhancements and improvements may require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage our growth and our financial position.

The Company's success depends on the experience and skill of its executive officers and the Manager's key employees. In particular, the Company is dependent on K. Mohan Kumar and Sam Mason. There can be no assurance that Messrs. Kumar and Mason will continue to be employed by the Manager (as defined below) for a particular period of time. The loss of the Manager's key employees or any executive officer could harm our Company's business, financial condition, cash flow and results of operations.

A shortage in the supply of key raw materials may increase our costs or adversely affect our sales and revenues. The Company obtains many of our raw materials from third-party suppliers with whom we may not have significant long-term supply contracts. If we experience shortages or delays in obtaining raw materials, these shortages and delays could result in materially higher raw material prices or adversely affect the Company's ability to manufacture our products. Price increases from a supplier would directly affect the Company's profitability if it were not able to pass price increases on to our customers. The Company's inability to obtain adequate supplies of raw materials in a timely manner, or a material increase in the price of raw materials, could have a material adverse effect on our business, financial condition and results of operations.

Our success, in part, will depend on our ability to protect proprietary information. Failure to obtain and protect trademarks, trade names, service marks or trade secrets could adversely affect business. Our business prospects depend in part on management's ability to develop favorable consumer recognition of the trade names utilized in connection with the sale of our products. Our trademarks and trade names could be imitated in ways that management cannot prevent. Our trademark application described below has been published for opposition but has not yet proceeded to registration, and there is no guarantee it will proceed to registration. In addition, the application with the United States Patent and Trademark Office is currently in the name of the Manager, although the Manager has assigned the application to the Company and both parties are in the process of filing the assignment.

In addition, reliance on trade secrets, proprietary know-how, concepts and recipes warrant methods of protecting this information which may not be adequate, enabling others to independently develop similar know-how or obtain access to our trade secrets, know-how, concepts and recipes. We do not currently have an employee handbook or confidentiality, non-disclosure or work for hire agreements with our employees, which may limit our ability to protect our proprietary information. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of their proprietary know-how, concepts, recipes or trade secrets. Defending these claims can be costly and, if unsuccessful, can prevent the Company from continuing to use our proprietary information in the future, and may result in a judgment or monetary damages against us. If competitors independently develop or otherwise obtain access to our know-how, concepts, recipes or trade secrets, our revenue could be reduced and business could be harmed.

Our insurance policies may not provide adequate levels of coverage against all claims. We maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses that may be incurred by the Company that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, may have a material and adverse effect on our business and results of operations.

We may incur material losses and costs as a result of future product liability claims that may be brought against us. As a producer and marketer of consumer products, we may be subjected to various product liability claims. There can be no assurance that our product liability insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to management. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on our financial condition or results of operations.

We are subject to numerous governmental regulations and failure to comply with those regulations could result in fines or penalties being imposed. Our industry is highly regulated. The manufacturing, labeling and advertising for our products are often regulated by various federal, state and local agencies as well as those of each foreign country, if any, to which we choose to distribute. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of our product claims or the ability to manufacture and sell our products in the future.

The Company may not be able to compete successfully in our highly competitive industry. The market for our products and services is large and intensely competitive. Competitive factors include product quality and uniqueness, brand awareness among consumers, access to supermarket and other retail shelf space, price, advertising, promotion, variety in the select market, nutritional content, product packaging and package design.

The ice cream industry is dominated by numerous large companies which have substantially greater financial and other resources than we do and sell brands that are more widely recognized than our products. There are numerous other companies that are our actual or potential competitors, many with greater financial and other resources than our Company (including more employees and more extensive facilities), and offer products or services similar to our products. In addition, many competitors offer a wider range of products or services than that to be offered by the Company. There can be no assurance of our ability to compete successfully.

Our business may be subject to seasonal fluctuations. Historically, our sales are higher in the warmer months of each year. As a result, quarterly and annual operating results and sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable sales for any particular future period may decrease. Operating results may also fall below the expectations of management and investors.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive food and beverage space. Additionally, the product may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company will face risks as a retail-based enterprise. The Company currently has four retail locations, two in Manhattan and two in Brooklyn. The Company plans to open additional locations. Risks include as follows:

¬ To successfully expand, we must open new retail locations on schedule, in appropriate locations, and in a profitable manner. We may experience delays in openings in the future or locations chosen may not live up to expectations.

¬ Delays or failures in opening new retail locations could hurt our ability to meet our growth objectives. There is no guarantee that we will be able to achieve our expansion goals or that new locations will be operated profitably. Further, any new locations that are opened may not obtain operating results similar to those of existing locations. The ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include:

❖ locating suitable store sites in new and existing markets;

❖ obtaining acceptable working capital financing for construction of new stores and negotiating acceptable lease terms;

❖ recruiting, training and retaining qualified personnel and management;

❖ effective and timely planning, design and build-out of stores;

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Data Room

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♦ obtaining required local, state and federal governmental approvals and permits;

♦ creating customer awareness of new locations;

♦ competition in the relevant markets; and

♦ prevailing wage inefficiencies in certain high-wage markets.

~ The retail-based ice cream industry is intensely competitive with few barriers to entry in which many well-established companies compete on the basis of price, service, product and location.

~ Potential competitors include a large and diverse group of store chains and individual retail locations that range from independent local operators to well-capitalized national and international companies. Competitors' product and/or service offerings, technologies, marketing expenditures (including expenditures for advertising and endorsements), pricing, costs of production and/or service and customer service are areas of intense competition.

~ We may not be able to find sufficient new sites to support our planned expansion in future periods.

~ The success of these new retail locations will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns as well as our ability to generate market awareness of our brand. We may not be successful in operating locations in new markets on a profitable basis. Our success and the success of individual locations depends on our ability to attract, motivate and retain a sufficient number of qualified employees, including managers. The inability to recruit and retain these individuals may delay the planned openings of new stores or result in high employee turnover.

~ Neighborhood or economic conditions where our current or future establishments are located could decline in the future, thus resulting in potentially reduced sales in these locations. If desirable locations cannot be obtained at reasonable prices, our ability to achieve its growth strategy will be adversely affected.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company and certain subsidiaries currently have a $500,000 loan from JPMorgan Chase Bank, NA and a Company subsidiary currently has a $49,999.99 loan from Founder K. Mohan Kumar. The Company intends that a portion of the funds from the Offering would be used to repay the loan from Mr. Kumar, even if the Company only raises the Closing Amount. The Company does not currently intend to use funds from the Offering to repay the loan from Chase (the "Chase Loan").

Under the terms of the Chase Loan, the Company is required to dedicate a portion of its cash flow from operations, and may be required to dedicate a portion of the Offering proceeds to pay principal of, and interest on, this indebtedness. In addition, the Company cannot make any distributions to members of the Company (except tax distributions) until the indebtedness is repaid in full. The Company and certain of its subsidiaries and the Manager have also furnished guarantees in connection with the Chase Loan, and certain subsidiaries of the Company have granted security interests in certain of their assets, which may have an adverse effect on their, and the Company's, business should the borrowers be unable to repay the loan.

The Company has not yet formed a Board. The Company is a manager-managed limited liability company. The Manager is owned and controlled by substantial owners of the Company. Although the Company is not required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a board will be put in place.

Neither the Company nor the Manager has a written employment contract in place with K. Mohan Kumar, the CEO, or Sam Mason, the CICO. Employment agreements typically provide protections to the Company and the Manager in the event of an employee's or executive's departure, specifically addressing who is entitled to any intellectual property created or developed by that person in the course of their involvement with the business. As a result, if Mr. Kumar or Mr. Mason were to leave OddFellows, the Company and the Manager might not have any legal right to intellectual property created during his involvement. There is no guarantee that a written employment agreement will be entered into with Mr. Kumar or Mr. Mason. Mr. Kumar is subject to certain non-compete and non-solicit obligations set forth in the Operating Agreement (as defined below), but these expire on the twelve (12) month anniversary of him ceasing to have the right to act on behalf of the Manager regarding the Company. Although it is the intention of the Company and the Manager to amend and restate the operating agreement of the Manager to incorporate certain terms of Mr. Kumar's and Mr. Mason's relationship with the Manager, the loss of either Mr. Kumar or Mr. Mason would have a material adverse effect on the Company. See "THE OFFERING AND THE SECURITIES; Related Person Transactions."

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making an investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in OddFellows Ice Cream Co.

PROFILE MENU
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Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
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When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by OddFellows Ice Cream Co.. Once OddFellows Ice Cream Co. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to OddFellows Ice Cream Co. in exchange for your securities. At that point, you will be a proud owner in OddFellows Ice Cream Co..

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, OddFellows Ice Cream Co. has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now OddFellows Ice Cream Co. does not plan to list these securities on a national exchange or another secondary market. At some point OddFellows Ice Cream Co. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when OddFellows Ice Cream Co. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is OddFellows Ice Cream Co.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the OddFellows Ice Cream Co.'s Form C. The Form C includes important details about OddFellows Ice Cream Co.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D
Investor Deck



ODD FELLOWS

ICE CREAM CO.

Not-So-Corporate Presentation

This presentation contains offering materials prepared solely by OddFellows without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


ODDFELLOWS
ICE CREAM CO.
MADE IN BROOKLYN

"WILDLY INVENTIVE"

THE NEW YORK TIMES

"Famously oddball"

VANITY FAIR

"Among all of New York's Great Ice cream shops, oddfellows pushes hardest against the conventions of frozen treats."

NEW YORK MAGAZINE



"Mad ice cream scientists" ZAGAT

"Oddfellows' ice creams are so f*cking good"

DAVE CHANG, MOMOFUKU

"This is the place to go for both quirky flavors and creative takes on classics" MARTHA STEWART WEDDINGS

"Always inventive"

VOGUE

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice

The OddFellows

ODDFELLOWS
ICE CREAM CO.

Sam Mason

(Co-Founder, Chief Ice Cream Officer)



- "Ice Cream Wizard" in OddFellows' kitchen
- James Beard Award nominee, StarChefs Rising Star
- Chef for 20+ years in some of the world's most acclaimed restaurants, including as Pastry Chef at Dufresne's acclaimed wd-50; often named as one of the best himself.
- Since opening, Sam has worked tirelessly to create the best product in the market, garnering loads of accolades along the way.

Mohan Kumar

(Co-Founder, CEO)



- Business and strategic mind behind OddFellows growth since inception
- Overseen and led selection and build-out of retail stores and Bushwick factory
- Responsible for social media and branding
- Prior to forming OddFellows, Mohan managed a $200m+ real estate finance portfolio for EuroHypo AG for over 10 years





























COFFEE CRUNCH
ODD FELLOWS
MI_SO CHERRY
ODD FELLOWS
DARK CHOCOLATE CHUNK
ODD FELLOWS
ODD FELLOWS

4

Odd? Awesome? Both.









Relentless **innovation**

Flavor, **Texture** and Design Focus

Chef-driven

Odd, with excellent renditions of **classics**



ODD FELLOWS

"FLAVORS CHANGE OFTEN – DON'T BE MAD"

MI_SO CHERRY
ODD FELLOWS

CLONTARF DEAD RABBIT IRISH COFFEE
KNAPPOGUE CASTLE 14 SHERRY CARAMEL
BURNT MARSHMALLOW KNAPPOGUE CASTLE 12 WASH

ADULTS & KIDS; Something for **everyone**

Booze x Ice cream = Good

Over **400 flavors** made in 5 years

Rock & Roll







Confidential: Do not distribute without permission

ODD FELLOWS

400 + Flavors in 5 Years

Caramel Caraway	Vegan Matcha	Burnt Caramel	Extra Virgin Olive Oil	Local 2 Ale	Edamame	Lychee
Tequila Pineapple	Vegan Chocolate Chunk	Cornbread	Burnt Marshmallow	Rainbow Sherbet	Banana Puddin'	Mango
Neapolitan	Vegan Strawberry Shortcake	Purple Rice	Honey Lavender Strawberry	Lemon Meringue Pie	Caramelized Onion	Lychee Cilantro
Peach Melba	White Peach	Coffee Crunch	Coconut Dulce De Leche	Brown Butter	Scallion	Strawberry Lavender
Buttermilk Biscuit	Grapefruit Juniper	Miso Cherry	Beet Goat Cheese & Candied Pistachio	Rocky Road	Black Pepper	Coconut Sorbet
Tobacco, Smoked Chili & Huckleberry	Yuzu Pineapple Green Peppercorn	Sesame, Kumquat, Pumpernickel	Chamomile & Peach	Brown Butter Sage	Cream Cheese & Carrot Cake	Chocolate Sorbet
White Chocolate, Black Pepper & Strawberry	Ginger Honey Turmeric	Peanut Butter & Jelly	Mint Chocolate Crunch	Pecan Pie	Crmlz'd White Chocolate & Toasted Almond	Blood Orange Cinnamon
S'mores	Apple Cider	Negroni	Malt, Chocolate Covered Pretzel & Peanut Butter	Pumpkin Cheesecake	Caramel Chocolate Toffee	Lime Tarragon
Yogurt Honey Hibiscus	Strawberry Jam	Campari	Coconut, Cream Cheese & Carrot Cake	Sencha & Bergamot	Milk Chocolate Pb & Pretzel	Passionfruit Basil
Buttermilk Spiced Apple	Matcha Passionfruit	5 Spice	Milk Chocolate Hazelnut	Rum Raisin	Matcha Crunch	Watermelon
Cedar Creamsicle	Coconut Matcha	Salted Coconut	Foie Gras	Gianduja	Caramilzed Apple, Ginger, & Salted Walnut	Blueberry Ginger
Prosciutto Mellon	Toasted Coconut	Miso Peanut Butter	Thai Iced Cream	Pumpkin Brown Butter Cake	Iced Milk & Cookies	Cinnamon Blackberry
Mocha Coffee Crunch	Caramel Crisp	Biscuits & Jam	Genmaicha	Earl Grey	Caramel Apple	Orange Sorbet
Avocado	Banana Puddin	Toast	Saffron Passionfruit Apricot	Baked Apple	Triple Chocolate	Horchata
Spiced Pumpkin Pie	Spicy Honey	Peeps Massacre	Red Bean Jam	Chocolate Candy Cane	Red Cedar Vanilla	Pina Colada
Pretzel	Ants On A Log	Pink Lemonade	Lemon Basil	Gingerbread	Vanilla Quince	Butternut Squash
Cookies N Cream	Chorizo Caramel Swirl	Caramel Popcorn	Concord Grape	Popcorn	Malt Maitake Peanut	Peppered Cherry
Olive Oil Blackberry	Maple Bacon Pecan	Rose Raspberry	Tres Leches	Chinese Duck	Black Pepper Strawberry	Spiced Pear
Toasted Sesame Nutella	Buttermilk Honey Blueberry	Gin N Berries	Raspberry Pink Peppercorn	Raspberry	Black Pepper Fig	Rosé
Peanut Butter Smoresannelies Cheese	Tahitian Vanilla	Juniper	Tangerine	English Toffee	Red Velvet Cream Cheese	Freisling
Baileys	Chocolate Chunk	Manchego Pineapple & Thyme	Grapefruit Jalapeno	Lemon, Honey & Ginger	Absinthe Chocolate Chip	Chocotorta
Scotch	Strawberry & Cream	Ginger Caramelized Banana & Walnut	Mint Cookie Chip	Creme Brûlée	Cinnamon Raisin Toast	Guinness
Irish Coffee	Sprinkles	Oatmeal Cookie Dough	Saffron Cardamom	Peanut Butter & Chocolate Covered Pretzel	Toasted Coconut Milk Chocolate	Black Forest Cake
Matcha Rocky Road	Battenkill Sweet Cream	Toasted Almond Coffee Bean	Black Chocolate Stout	Milk Chocolate Caramel	Chocolate Banana Gingerbread	Coffee Bacon

Flavor Highlights



PEANUT BUTTER & JELLY

Yes, we were one of the first to ever make this flavor and like many of our others, it has been copied by other shops. But nobody does it the way we do. We freeze concord grape jelly with liquid nitrogen, shatter it into little bits and then add it into our rich peanut butter base. It's science and taste all in one.



CORNBREAD

We believe that we are one of the only shops doing long flavor infusions, which is the only way to extract real flavor from cornbread. And the only way to do that legally is with Department of Agriculture oversight and a pasteurizer. This flavor is consistently a crowd pleaser, especially with anyone from the South.



CHORIZO CARAMEL SWIRL

On our opening menu in Williamsburg (2013) along with maple bacon pecan and firmly established ourselves as the "odd" ice cream shop with (gasp!) meat flavors! Chorizo caramel swirl was named one of the *Top Dishes in NYC* by *Time Out New York*. It might sound strange, but it's very interesting and delicious. Even if you're not into meat ice creams, one must appreciate the technique to make a chorizo caramel that is swirled into chorizo ice cream.

Flavor Highlights



SPRINKLES

One of our most popular flavors and it all started as a joke. The day before opening our Williamsburg shop, Sam was looking at our menu which consisted of some pretty odd flavors, and thought—"Sh@#, I need something on here kids will love"… And, Sprinkles was born the night before opening day. It's a crowd favorite among kids of course, but adults love it just as much. It highlights our excellent sweet cream base, but with the added texture and fun of rainbow sprinkles. What's not to love? Purists and basic folks all agree, it's essentially the perfect ice cream.



VANILLA BEAN

All ice cream shops should be judged on their vanilla. Period. And we believe ours is second to none: deep, floral and nutty in flavor. People who have only had McDonalds "vanilla" find it strange. But in truth, ours is *real vanilla*. We use only the most flavorful vanilla beans from Tahiti and Madagascar and you can see the specks inside.



CLONTARF & DEAD RABBIT IRISH COFFEE

Booze and ice cream are things we love. And collaborating with a great whiskey brand and the best bar in the world to make an Irish whiskey ice cream was an easy decision. We launched an Irish whiskey trio for St Patrick's Day in 2017. It was March and snowing and we thought we had made enough for 2 weeks worth of servings… WRONG. We sold out in two days. Now we are known for boozy ice creams and boozy pops. We have a proprietary technique to make the desserts over 30% alcohol, all while remaining delicious. It's actually like having a real cocktail. Other companies may claim they do this, but they are not at 30% ABV, or it does not taste good.

Uniquely Odd Collaborations

Fashion, booze, music labels and more…



Odd Fellows
x
LCD SOUNDSYSTEM
RELEASE DAY POP UP
LCD SOUNDSYSTEM
PEANUT BUTTER S'MORES
ODD FELLOWS

SONY MUSIC LCD SOUNDSYSTEM



We collaborated with LCD Soundsystem and Sony Music to create a special flavor for bands *American Dream* album release. The flavor (Peanut Butter S'mores) was such a huge hit that it will now be part of our initial CPG launch (in collaboration with LCD).

SWEET CHICK



We collaborated with Sweet Chick, the popular NYC restaurant owned by Nas. We created a chicken and waffles sundae that consisted of Buttermilk Apple ice cream, on top of waffles and covered with fried chicken crisps, and brown butterscotch.

BAILEYS

BAILEYS





Baileys asked us to create a soft serve sundae for them and the result was the OddFellows x Baileys "Everyday Sundae" made with Baileys and coffee soft serve, topped with coffee soil, chocolate wafers, and Baileys caramel.

ODD FELLOWS

Brands We Have Worked With



We have collaborated on flavors or done events with these brands

Google
Red Bull
Kiehl's SINCE 1851
GUINNESS
MARC JACOBS
CAMPARI
ovenly

Murray's
Veuve Clicquot REIMS FRANCE
Etsy
COLUMBIA
The Dead Rabbit
Calvin Klein
J.CREW

bon appétit
BROOKLYN BREWERY
VICE
CHEFS CLUB
MIMI CHENG'S dumplings
CONDÉ NAST
CONNOISSEUR GOURMET ICE CREAM

pinknic
EVERLANE
food network
Christian Louboutin
FJÄLL RÄVEN
FOOD&WINE
Mission Chinese Food

Kellogg's
SHOCK TOP
KIRIN ICHIBAN
Knappogue Castle Single Malt IRISH WHISKEY
LCD SOUNDSYSTEM
Freehand
Cha Cha MATCHA

THE INFATUATION
Roberta's
Saks Fifth Avenue
SWEET CHICK
sweetgreen
MAISON PREMIERE

Press & Buzz





The New York Times

A Natural Combo: Ice Cream and Coffee



FOOD & WINE

CREAM OF THE CROP



GRUB STREET



VOGUE

From Rosé to Basil Goat Cheese: Summer's Most Unique (and Delicious) Ice Cream Flavors



ZAGAT

Trending: Soft Serve Ice Cream Goes Next Level (Plus 10 Places to Try)



#1 ice cream shop in New York City (Village Voice, 2014)

One of country's top 10 (Yahoo!, 2014)

Best ice cream in New York City (PureWow, 2018)

One of country's best (Thrillist)

One of New York City's best (Vogue)

One of New York City's best (CNN)

Chorizo Caramel–One of 100 best dishes in NYC (Time Out)

 **46,300 INSTAGRAM FOLLOWERS**

 **11,000 FACEBOOK FOLLOWERS**

History / Accomplishments

2012
Sam, Mohan and Holiday create





2013
Williamsburg 1st Scoop Shop (and current production facility)

Named best ice cream NYC by **Village Voice**, named one of ten best shops in USA by **Yahoo** and **Thrillist**

2014
East Village 2nd Scoop Shop



2016
Began pint distribution to Williamsburg **Whole Foods**

Distribution deal with **Rainforest*** signed



Dark Chocolate Chunk

2017
Whole Foods picks up OddFellows for two additional NYC stores

Raised **$1,000,000** equity and $500,000 equipment financing

2018
Whole Foods rolls out OddFellows to all **19 NYC Whole Foods**

Nolita 3rd Scoop Shop (Coffee & Cream concept)

Dumbo 4th Scoop Shop



2019
open **5,500 sq ft** Bushwick factory

Full CPG launch with new packaging,

Vegan flavors, E-Commerce, new retail shops and more...



>>>

400+ Flavors

4 Scoop shops + **1** Factory

$1.7MM 2018 Revenue

46k Instagram followers

**Rainforest is a premier distributor of frozen goods to NYC, Northeast and MidAtlantic*



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OddFellows Today

RETAIL SHOPS

- Williamsburg
- Nolita
- East Village
- Dumbo


Odd Fellows
ICE CREAM CO.
ICE CREAM

2018 Revenue: $1,290,000[a]
+50% vs. 2017

RESTAURANT WHOLESALE

50+ restaurants in NYC



2018 Revenue: $320,000[b]
+7% vs. 2017

CPG / PINTS

- 55 outlets in NYC area, including all Whole Foods
- Northeast / Mid-Atlantic distribution deal in place


DARK CHOCOLATE CHUNK
ODD FELLOWS
COOKIES & MILK
ODD FELLOWS
SPRINKLES
ODD FELLOWS
BAN ANA PUDDIN
ODD FELLOWS

2018 Revenue: $50,000
+30% vs. 2017

Note: 2018 unaudited estimates.
(a) Includes offsite events as invoiced.
(b) Represents revenues as invoiced; YoY growth excludes OddFellows carnival in 2017.

Retail Shops

WILLIAMSBURG



The Parlor

Opened in June 2013

Original OddFellows shop and current production facility

Largest shop

Adult and kid parties

2018 Revenue: $520K*

Note: 2018 unaudited estimates
* Includes offsite events.

EAST VILLAGE



The Sandwich Shop

Opened in May 2014

One of a kind "OddPockets" (warm ice cream sandwiches)

Smallest shop

To be rebranded as Vegan only shop with vegan launch

2018 Revenue: $200K

NOLITA



Coffee & Cream

Opened April 2018

Full top tier coffee program with inventive ice cream + coffee concoctions

A+ location on corner of Houston St and Mott St.

Great visibility, open layout, and full billboard outside.

2018 Revenue: $520K

DUMBO



Beer & Wine

Just opened October 2018

First ice cream shop with beer and wine license

High visibility location in heavily tourist area.

Bright design with open layout.

2018 Revenue: $40K
(2.5 months only)

Restaurant Wholesale

Untapped potential with brand/marketing benefits

Key Highlights

- ✓ Top tier establishment focus
- ✓ Significant growth potential
  - Only true premium ice cream supplier with unique taste and texture
  - Limited competition - Il Laboratorio Del Gelato only large competitor
- ✓ Enhances Oddfellows brand (on menu branding at most locations)
- ✓ High margin with growth potential

"I think OddFellows is doing some of the most inventive and technically sound ice cream in the city, if not the country. What better way to send somebody off with some of the **best ice cream in New York City?"**

-CELEBRITY CHEF DALE TALDE
FOOD & WINE MAGAZINE

Selected Clients

















SEAMORE'S RESTAURANT - NYC -
Cha Cha MATCHA
LOVE
Kellogg's
RICE & GOLD
Freehand
The SWEET SHOP NEW YORK CITY
MASSONI

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

CPG (Consumer Packaged Goods; i.e. Pints)

Most inventive and rock n' roll brand in the market

- Grown to 55 grocery outlets since CPG soft launch in 2016
  - All 19 NYC Whole Foods and 20 other NYC area grocers
- > 24K pints sold to date, despite lack of full scale production facility
- Secured Northeast/Mid-Atlantic distribution via Rainforest
  - Rainforest is considered NYC's premier ice cream distributor and 1 of only 3 frozen good suppliers to Whole Foods


DARK CHOCOLATE CHUNK
COOKIES & MILK
MI_SO CHERRY
MATCHA ROCKY ROAD
THAI ICED TEA
BAN ANA PUDDIN
SPRIN KLES
OATMEAL COOKIE DOUGH
BURNT MARSH MALLOW
PEANUT BUTTER SMORES
COFFEE CRUNCH
ODD FELLOWS

Number of Pints Sold


10,500
13,500
2017
2018

Revenue


$38,000
$50,000
2017
2018

Note: 2018 unaudited estimates
This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

CPG – New Branding & Design

People in grocery stores eat with their eyes first and we will grab their attention immediately









SPRINKLES
ODD FELLOWS

- ✓ Classic and old-school elements of the original OddFellows branding, with a clean, trendy millennial touch









BURNT MARSH MALLOW
ODD FELLOWS
COFFEE CRUNCH
ODD FELLOWS

- ✓ 12 Dairy SKUs include some unique flavors to the pint market along with our takes on some classics.









DARK CHOCOLATE CHUNK
ODD FELLOWS
ODD FELLOWS

DARK CHOCOLATE CHUNK
ODD FELLOWS
OATMEAL COOKIE DOUGH
ODD FELLOWS
BANANA PUDDIN
ODD FELLOWS

LCD SOUNDSYSTEM
PEANUT BUTTER S'MORES
ODD FELLOWS
MI_SO CHERRY
ODD FELLOWS
THAI ICED TEA
MATCHA ROCKY ROAD
ODD FELLOWS
COOKIES & MILK
ODD FELLOWS

- ✓ Designed by LMNOP (Brooklyn, all female design company with similar creative DNA to OddFellows)
- ✓ Each flavor has its own unique design and pattern with description and witty story

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OddFactory

Taking OddFellows to the next level

BUSHWICK

- 5,500 square feet
- Curb cut with landing area for deliveries
- 3 batch freezers
- 2 pasteurizers
- 800+ square feet of specialized (–40ºF) walk in freezer storage
- Room for growth (+3 batch freezers, +2 pasteurizers)
- Production – 800 to 1,000 gallons per day.
- Freezer Storage Capacity - 3,000 tubs






TRO

VS.

WILLIAMSBURG

10x increase in space
10x increase in storage capacity
3x batch freezers
4x pasteurizers

Key Benefits

- ✓ Increase production capacity for full-scale CPG launch, wholesale growth, e-commerce and new stores.
- ✓ Increase in storage capacity for ice cream, and paper supplies
  - Optimize production schedule
  - Drive cost savings with bulk orders on paper and ingredients

Location Also Includes

- ✓ 2,500 square foot area suitable for "Soda Fountain" bar concept with 500 square foot "scoop shop/café" and 3,000 square foot roofdeck

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OddFellows' Growth plan

1 Full-Scale CPG launch

2 Establish leading vegan flavor line

3 Strategic retail expansion and optimization

4 Launch e-commerce platform

5 Grow restaurant wholesale




COFFEE CRUNCH
ODD FELLOWS
MI_SO CHERRY
ODD FELLOWS
DARK CHOCOLATE CHUNK
ODD FELLOWS
ODD FELLOWS

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Full-Scale CPG Launch

Aggressively pursue CPG distribution with expanded production capacity of OddFactory

- ✓ Aggressive marketing and sales coordinated with OddFactory
  - First within NYC (Fresh Direct, more grocers), then regional
  - Access outside of NE/Mid-Atl via Rainforest Distributor to Distributor
- ✓ Optimize pricing


ODDFELLOWS.
FRENCH ICE CREAM
COOKIES & MILK
ODD FELLOWS
SPRINKLES
ODD FELLOWS
COFFEE CRUNCH
ODD FELLOWS
BANANA PUDDIN
ODD FELLOWS
BURNT MARSH MALLOW
ODD FELLOWS

- ✓ Introduce brand and drive awareness
  - Leverage retail store presence to with in store tastings
  - Retain PR company
  - Utilize social media
- ✓ Hire CPG Head/Account Manager to oversee sales, lead liaison with Rainforest and manage pint production

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Establish Vegan Flavor Line

Our proprietary technique creates a unique texture we believe is as close to traditional ice cream as you can get

With no market leader, OddFellows' proprietary product can become the leading vegan ice cream across all business lines

Retail Shops	East Village VeganFellows by OddFellows will be a premiere vegan ice cream shop in NYC
CPG	Our superior quality, inventive flavors and distinguishable packaging set us apart
Restaurant Wholesale	There is increasing demand for vegan options in restaurants.
E-Commerce	Planned e-commerce entry extends market opportunity nationwide


DAIRY FREE
DARK
CHOCOLATE
CHUNK
BLOOD
ORANGE
CINNAMON
SORBET
ODD FELLOWS
LIME
TARR
AGON
SORBET

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Retail Shop Expansion and Optimization

Retail shops increase brand presence, lead to more CPG sales, and are profitable

- ✓ Focus on trendy warmer climate cities (ie, Miami, Nashville)
- ✓ Selective NYC expansion into underserved neighborhoods that would benefit the brand (ie, Nomad, West Village, Long Island City).
- ✓ Optimize existing locations
  - Continue concept differentiation (ie, VeganFellows)
  - New branding with lighter aesthetic
  - Expand coffee program where applicable


Odd Fellows
Coconut Kaffir

Eventual Overseas expansion

Australia, Japan, and Southeast Asia are ideal launching spots for the brand and unique product.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Launch E-Commerce Platform

Nationwide opportunity pint distribution



Wild ice cream for
rebels at heart.
FIND US

ODDFELLOWS ICE CREAM CO - DUMBO

COOKIES & MILK
MARSH MALLOW
OATMEAL COOKIE DOUGH

- ✓ Launch new website designed by LMNOP
  - Consistent with new overall brand design
- ✓ Embedded e-commerce platform selling pint packages, toppings, and merchandise
  - 4 - 6 pints per package
  - Seasonal flavor rotation
- ✓ Customers already ask us to ship!
  - Vegan pints should be very in-demand







Donec rutrum congue leo eget
malesuada. Nulla porttitor accumsan

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Grow Restaurant Wholesale

OddFellows can be the primary premium ice cream distributor in NYC

HIRE a dedicated segment head/account manager to target specific accounts





UNDERSERVED market with no differentiated product and market leader

OPTIMIZE delivery and production




TROGEN

GROWTH to date has been primarily through founders' relationships and inbound inquiries

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Nolita



55 EAST HOUSTON

CORNER OF MOTT + HOUSTON, TWO BLOCKS FROM BROADWAY


ODD




ODD FELLOWS




ODDFELLOWS
ICE CREAM CO.

Dumbo






ODDFELLOWS.

60 WATER STREET

ONE BLOCK FROM JANE'S CAROUSEL AND BROOKLYN BRIDGE PARK.





East Village // Williamsburg



EAST VILLAGE



WILLIAMSBURG







ODDFELLOWS
ICE CREAM CO.

EXHIBIT E
Video Transcript

Everybody listen up.

Odd? Awesome? We're Both.
Unique Renditions of Classics
Premium, High quality ingredients
Globally Inspired
Oddly Awesome
James Beard Nominated Chef, Sam Mason

"Mad Ice Cream Scientists" - Zagat
"Wildly Inventive" - The New York Times
OddFellows' "ice creams are so f*cking good" - Dave Chang Momofuku
"Famously Oddball" - Vanity Fair

Vanilla bean
Peanut butter and jelly
Cornbread
Chorizo Caramel swirl
Sprinkles

400+ Flavors
$5MM Revenue since inception
46k Instagram followers

4 Scoop shops / Scoop shop with a beer & wine license
30+ restaurant partners
40+ grocery partners
40+ brand partnerships

There's something for everyone.

What's Next--> OddFactory (5,500 ft2)
National CPG Launch
Launch Premium Vegan Flavors
New scoop shops
E-commerce development
National Restaurant Wholesale
Make Ice Cream dreams come true. Be a part of it. Flavors change often - don't be mad.